UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ORBIT INTERNATIONAL CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

685559106

(CUSIP Number)

Alan S. Parsow	with a copy to	David L. Hefflinger
Elkhorn Partners Limited Partnership		McGrath North Mullin
2222 Skyline Drive		& Kratz, PC LLO
Elkhorn, NE 68022		Suite 3700 First National Tower
(402) 289-3217		Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2006

(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 685559106	13D	Page 2 of 3 Pages

1.	Name of Reporting Person

SS or IRS Identification Number of Above Person

Elkhorn Partners Limited Partnership / 47-0721875

2.	Check the Appropriate Box if a Member of a Group

/X/	(a)	/ /	(b)

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

/ /

6.	Citizenship or Place of Organization

Nebraska

7. Sole Voting Power

430,959 Shares
Number of
Shares	8. Shared Voting Power
Beneficially
Owned by	0
Reporting
Person	9. Sole Dispositive Power
With
430,959 Shares

10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

430,959 Shares

12.	Check Box if Aggregate Amount in Row 11 Excludes Certain

Shares

/ /

13.	Percent of Class Represented by Amount in Row 11

Approximately 9.4% of voting securities

14.	Type of Reporting Person

PN

CUSIP NO. 685559106	13D	Page 3 of 3 Pages

Elkhorn Partners Limited Partnership (the “Partnership”) makes this filing to amend certain information previously reported by the Partnership. This filing constitutes Amendment No. 2 to the Schedule 13D of the Partnership. The Partnership amends such prior Schedule 13D reports with respect to the common stock of Orbit International Corp. (“Orbit”) by adding the following information to the items indicated:

ITEM 4. PURPOSE OF THE TRANSACTION.

The Partnership intends to meet with the management of Orbit and hopes to work with management in seeking any and all alternatives to maximizing shareholder value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)(b) As of August 15, 2006, the Partnership owns 430,959 shares of Orbit common stock. The Orbit Form 10-Q for the quarter ended June 30, 2006 reported that there were outstanding 4,583,071 shares of Orbit common stock as of August 10, 2006. Based on this number, the Partnership owns approximately 9.4% of the Orbit common stock.

(c) Since August 9, 2006, the Partnership purchased 99,549 shares of Orbit common stock, in open market transactions, at prices ranging from $4.55 to $5.04 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED: August 16, 2006

Elkhorn Partners Limited Partnership

By: Parsow Management LLC, General Partner

By:	/s/ Alan S. Parsow

Alan S. Parsow

Sole Manager